

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

March 31, 2010

Mr. Zenji Miura
Chief Financial Officer
Ricoh Company, Ltd.
13-1, Ginza 8-chome, Chuo-ku
Tokyo 107-8544, Japan

      Re: **Ricoh Company, Ltd.**
             Form 20-F for the Fiscal Year Ended March 31, 2009
               Filed June 30, 2009
             File No. 002-68279

Dear Mr. Miura:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                           Sincerely,

                           Kevin L. Vaughn
                           Accounting Branch Chief